UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. [_______])*

                              MILLENNIUM CELL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PAR SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    60038B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 16 Pages

                                       13G
----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sage Capital Growth, Inc.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                             (b)  |X|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,280,317(1) (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.9%(2)(See Item 4)
--------------------------------------------------------------------------------
-------------------------

(1) Includes (i) 275,429 shares of Common Stock owned directly by Mainfield Enterprises Inc. and (ii) an aggregate of up to 3,004,888 shares of Common Stock issuable upon conversion of convertible debentures held by Mainfield Enterprises Inc., which are immediately convertible.

(2) Based on the 38,737,948 shares of Common Stock reported to be issued and outstanding on the Issuer's Quarterly Report on Form 10-Q dated November 15, 2004 plus 3,004,888 shares of Common Stock issuable upon conversion of the convertible debentures held by Mainfield Enterprises Inc.

----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------

                                       13G
----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mainfield Enterprises Inc.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                             (b)  |X|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,280,317(3) (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.9%(4)(See Item 4)
--------------------------------------------------------------------------------
-------------------------

(3) Includes (i) 275,429 shares of Common Stock owned directly by Mainfield Enterprises Inc. and (ii) an aggregate of up to 3,004,888 shares of Common Stock issuable upon conversion of convertible debentures held by Mainfield Enterprises Inc., which are immediately convertible.

(4) Based on the 38,737,948 shares of Common Stock reported to be issued and outstanding on the Issuer's Quarterly Report on Form 10-Q dated November 15, 2004 plus 3,004,888 shares of Common Stock issuable upon conversion of the convertible debentures held by Mainfield Enterprises Inc.

----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------

                                       13G
----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cavallo Capital Corp.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                             (b)  |X|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,193,767(5) (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     3.0% (See Item 4)
--------------------------------------------------------------------------------
-------------------------

(5) Includes (i) 64,100 shares of Common Stock owned directly by Pine Ridge Financial, Inc. and (ii) an aggregate of up to 1,129,667 shares of Common Stock issuable upon exercise or warrants to purchase shares of Common Stock held by Pine Ridge Financial, Inc.

(6) Based on the 38,737,948 shares of Common Stock reported to be issued and outstanding on the Issuer's Quarterly Report on Form 10-Q dated November 15, 2004 plus 1,129,667 shares of Common Stock issuable upon exercise of the warrants to purchase shares of Common Stock held by Pine Ridge Financial, Inc.

----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 7 OF 16 PAGES
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------

                                       13G
----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 8 OF 16 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pine Ridge Financial, Inc.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                             (b)  |X|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,193,767(7) (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     3.0% (See Item 4)
--------------------------------------------------------------------------------
-------------------------

(7) Includes (i) 64,100 shares of Common Stock owned directly by Pine Ridge Financial, Inc. and (ii) an aggregate of up to 1,129,667 shares of Common Stock issuable upon exercise or warrants to purchase shares of Common Stock held by Pine Ridge Financial, Inc.

----------------------                                 -------------------------
CUSIP NO.  60038B105                                      PAGE 9 OF 16 PAGES
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------

--------------------
(8) Based on the 38,737,948 shares of Common Stock reported to be issued and outstanding on the Issuer's Quarterly Report on Form 10-Q dated November 15, 2004 plus 1,129,667 shares of Common Stock issuable upon exercise of the warrants to purchase shares of Common Stock held by Pine Ridge Financial, Inc.

ITEM 1.

      (a)   Name of Issuer

            Millennium Cell Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            One Industrial Way West,
            Eatontown, New Jersey 07724

ITEM 2.

      (a) Name of Persons Filing:

          Sage Capital Growth, Inc. ("Sage")
          Mainfield Enterprises Inc. ("Mainfield")
          Cavallo Capital Corp. ("Cavallo")
          Pine Ridge Financial, Inc. ("Pine Ridge")

      (b) Address of Principal Business Office:

          Sage:
          660 Madison Avenue, 18th floor
          New York, New York  10021

          Mainfield:
          Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
          P.O. Box 873, Road Town
          Tortolla, British Virgin Islands

          Cavallo:
          660 Madison Avenue, 18th floor
          New York, New York  10021

          Pine Ridge:
          Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
          P.O. Box 873, Road Town
          Tortolla, British Virgin Islands

      (c) Citizenship:

          Sage:
          New York


                              Page 10 of 16 Pages

          Mainfield:
          British Virgin Islands

          Cavallo:
          New York

          Pine Ridge:
          British Virgin Islands

     (d)  Title of Class of Securities:

          Common Stock, par value $0.001 per share

     (e)  CUSIP Number:
          60038b105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

    (a)  |_|  Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

    (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

    (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

    (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

    (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box |X|



                              Page 11 of 16 Pages

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned

            See Row 9 of cover pages.

      (b)   Percent of Class

            See row 11 of cover pages.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote:

            (ii)  Shared power to vote or direct the vote:

            (iii) Sole power to dispose or to direct the disposition of:

            (iv)  Shared power to dispose or to direct the disposition of:

            See rows 5-8 of cover pages.

         As of December 31, 2004, Mr. Avi Vigder was a director of Sage and also was a director of Cavallo, and he may be deemed to have influence over the power to vote and dispose of the shares of Common Stock held by Sage and Cavallo. Each of Sage and Mainfield expressly disclaims beneficial ownership over any of the shares of Common Stock held by or issuable to either Cavallo or Pine Ridge, and each of Cavallo and Pine Ridge expressly disclaims beneficial ownership over any of the shares of Common Stock held by or issuable to Sage or Mainfield. Mr. Vigder does not own any shares of Common Stock or other securities of the issuer.

         Sage, Mainfield, Cavallo and Pine Ridge have filed this statement jointly solely because they may be deemed to be a "group" for purposes of Regulation 13D-G under the Act as a result of Avi Vigder's positions at Sage and Cavallo. However, each of Sage and Mainfield disclaims membership in a "group" with Cavallo and/or Pine Ridge, and each of Cavallo and Pine Ridge disclaims membership in a "group" with Sage and/or Mainfield.

         The warrants held by Pine Ridge and the convertible debentures held by Mainfield provide a limitation on the exercise of such warrants and conversion of such convertible debentures, such that the number of shares of Common Stock that may be acquired by the holder of such securities upon exercise and/or conversion of the warrants and/or convertible debentures shall be limited to the extent necessary to



                              Page 12 of 16 Pages
ensure that following such exercise and/or conversion the total number of shares of Common Stock then beneficially owned by the holder of such securities, its affiliates and any other person or entity whose beneficial ownership of Common Stock would be aggregated with the holder of such securities for purposes of
Section 13(d) of the Act does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon exercise of such warrants and/or conversion of such convertible debentures).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Inapplicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.

            Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of shares owned by Pine Ridge.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


            Inapplicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


            See the Joint Filing Agreement attached hereto as an Exhibit.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Inapplicable



                              Page 13 of 16 Pages

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              Page 14 of 16 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE CAPITAL GROWTH, INC.


By: /S/Avi Vigder
    --------------------------------------
    Name: Avi Vigder
    Title: Director


MAINFIELD ENTERPRISES INC.


By: /S/Avi Vigder
    --------------------------------------
    Name:  Avi Vigder
    Title: Authorized Signatory


CAVALLO CAPITAL CORP.


By: /S/Avi Vigder
    --------------------------------------
    Name: Avi Vigder
    Title: Director


PINE RIDGE FINANCIAL, INC.


By: /S/Avi Vigder
    --------------------------------------
    Name:  Avi Vigder
    Title: Authorized Signatory



                              Page 15 of 16 Pages

                             JOINT FILING AGREEMENT

         In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement.


                                 SAGE CAPITAL GROWTH, INC.


                                 /S/Avi Vigder
                                 --------------------------------------
                                 Name:  Avi Vigder
                                 Title: Director


                                 MAINFIELD ENTERPRISES INC.


                                 /S/Avi Vigder
                                 --------------------------------------
                                 Name:  Avi Vigder
                                 Title: Authorized Signatory


                                 CAVALLO CAPITAL CORP.


                                 /S/Avi Vigder
                                 --------------------------------------
                                 Name: Avi Vigder
                                 Title: Director


                                 PINE RIDGE FINANCIAL, INC.


                                 /S/Avi Vigder
                                 --------------------------------------
                                 Name:  Avi Vigder
                                 Title: Authorized Signatory


                              Page 16 of 16 Pages